United Wisconsin Grain Producers LLC

PO Box 247

W1231 Tessmann Road

Friesland, WI  53935

October 28, 2005

Ms Nili Shah

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             United Wisconsin Grain Producers LLC

Forms 10-KSB for the fiscal year ended December 31, 2004

Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June

30, 2005

File No. 0-50733

Dear Ms Shah:

On behalf of United Wisconsin Grain Producers LLC, set forth below is our response to the Staff’s comment letter dated October 18, 2005 regarding the above-referenced filings of the Company.  To facilitate your review of our response, this letter sets forth the headings, item numbers under each heading, and text of each of the Staff’s comments provided in the Comment Letter.

1)                In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws the United States.

The Company, United Wisconsin Grain Producers LLC (UWGP), is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (SEC).  In addition, UWGP acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

1. Summary of Significant Accounting Policies, page 9

Derivative Instruments, page 10

2)                We note your response to comment 7 in our letter dated September 29, 2005.  Your response did not address how you intend to reflect the restricted cash related to your derivative instrument positions to be presented as “margin deposits” in future filings.  Please tell us where you intend to present the changes in this balance on your statements of cash flows in future filings.  Please also tell us your basis in GAAP which supports your conclusion regarding the presentation.  Refer to paragraph 7 of SFAS 95 for guidance.

The restricted cash balances relative to our derivative instrument positions will be classified in future filings as restricted cash, separately on the face of the balance sheet.  Restricted cash will not be included in the beginning or ending balances of cash and cash equivalents on the cash flow statement

As indicated in paragraph 21 of SFAS 95, for purposes of the statement of cash flows, the changes in the balances of restricted cash will be considered an operating activity of the Company as they are in connection with the Company’s producing and delivering of goods.

If you desire clarification of the above responses or require additional information relating to the Company, please call Barb Bontrager at (920)348-5016.

Respectfully,

/s/ Jeff Robertson
Jeff Robertson
Chief Executive Officer